PLAN OF LIQUIDATION AND DISSOLUTION

                                     OF

                         PETRIE STORES CORPORATION

                    The following Plan of Liquidation and
          Dissolution (the "Plan") shall effect the complete liquidation and dissolution of PETRIE STORES CORPORATION, a New York corporation ("Petrie"), in accordance with Sections 368(a)(1)(C), 368(a)(2)(G) and 361(c) of the
          Internal Revenue Code of 1986, as amended (the "Code"), and Article 10 of the New York Business Corporation Law (the "NYBCL").

                    1. Adoption of Plan. The Plan shall become effective, subject to the conditions hereinafter provided, upon its approval and adoption by the affirmative vote of the holders of record of two-thirds of the outstanding shares of Petrie's common stock, par value $1.00 per share ("Petrie Common Stock"), voting at a shareholders meeting called for such purpose. Such approval of the Plan shall constitute approval by Petrie's shareholders of the sale of substantially all of the assets of Petrie in accordance with Section 909 of the NYBCL and approval of each of the other actions contemplated by the Plan.

                    2.   The Exchange.  Within the twelve-month
          period beginning on the date on which the Plan becomes effective (the "Liquidation Period"), and pursuant to the Acquisition Agreement, dated April 20, 1994, as amended on May 10, 1994, between Petrie and Toys "R" Us, Inc., a Delaware corporation ("Toys"), Petrie shall exchange with Toys all of the shares of Toys common stock, par value $.10 per share ("Toys Common Stock") held by certain subsidiaries of Petrie and cash (up to $250 million) for a number of shares of Toys Common Stock equal to (a) the number of shares of Toys Common Stock held by Petrie, less approximately 3.3 million shares of Toys Common Stock, plus (b) such amount of cash divided by the market value of a share of Toys Common Stock (the "Exchange").

                    3.   The Disposition. Within the Liquidation
          Period, Petrie shall have the authority to engage in such transactions as may be appropriate to the sale or other disposition (the "Disposition") of (i) the stock of any subsidiary of Petrie engaged in retail operations and
          (ii) any retail assets held directly or indirectly by Petrie (the "Retail Operations").

                    4.   Sale of Other Assets.  Within the
          Liquidation Period, Petrie shall have the authority to engage in such other transactions as may be appropriate to its complete liquidation and dissolution, including without limitation, the authority to mortgage, pledge, sell, lease, exchange or otherwise dispose of all or any part of its other assets for cash and/or shares, bonds, or other securities or property upon such terms and conditions as Petrie's Board of Directors shall determine, with no further approvals by Petrie's shareholders except as required by law.

                    5.   Provision for Liabilities.  Within the
          Liquidation Period, Petrie shall pay or discharge, or set aside cash, Toys Common Stock, or other assets for the payment or discharge of, or to otherwise provide for, its liabilities and obligations, including contingent or unascertained liabilities and obligations determined or otherwise reasonably estimated to be due either by Petrie's Board of Directors or a court of competent jurisdiction (the "Liabilities"). The foregoing may be accomplished by use of one or more trusts (including a liquidating trust), escrows, plans or other arrangements as determined by Petrie's Board of Directors or required by law, and Petrie's shareholders by adoption of this Plan do constitute and appoint any agent or trustee under the arrangement provided by the Board of Directors pursuant to this Paragraph 5 as the agent or trustee for the limited purposes provided in the agreement in which such purposes are set forth.

                    6.   Distribution to Shareholders.  Upon the
          consummation of the Exchange and the Disposition, and within the Liquidation Period, Petrie shall distribute (the "Initial Distribution") to its shareholders their pro rata share of the shares of Toys Common Stock received by Petrie in the Exchange and all of Petrie's cash, if any, other than such shares of Toys Common Stock and cash set aside for the payment of the Liabilities (the "Retained Assets"), in one or more distributions, at such time and in such manner as Petrie's Board of Directors, in its discretion, shall deem advisable.

                    7. Escrow Accounts. Petrie, at such time as its Board of Directors shall deem practicable, but in any event within the Liquidation Period, shall create and execute with one or more agents (the "Agents") selected by Petrie's Board of Directors, one or more escrow agreements substantially in the form annexed hereto as Exhibit A (the "Escrows"), and transfer to the Agents of the Escrows physical possession of all or a portion of the Retained Assets (the "Escrowed Assets"). The Escrowed Assets will be held by the Escrow Agents to provide for certain of the Liabilities and for distributions to beneficiaries of the Liquidating Trust (as defined below). Pursuant to the terms of the Liquidating Trust Agreement (as defined below), Petrie will grant, assign and convey all rights of ownership of the Retained Assets, subject to the terms and provisions of the Escrows, to the Liquidating Trust.

                    8. Liquidating Trust. Petrie, at such time as its Board of Directors shall deem practicable, but in any event within the Liquidation Period, shall (i) create and execute with trustees ("Trustees") who were selected by Petrie's Board of Directors, a liquidating trust agreement substantially in the form annexed hereto as Exhibit B (the "Liquidating Trust Agreement") to establish a liquidating trust (the "Liquidating Trust"),
          (ii) grant, assign, and convey to the Trustees of the Liquidating Trust all rights of ownership of the Retained Assets, subject to the terms and provisions of the Escrows and all of the Liabilities and (iii) distribute interests in the Liquidating Trust to its shareholders (this section 8, together with the Initial Distribution, shall be referred as the "Liquidation").

                    (a) No distributions of any of the assets held by the Trustees of the Liquidating Trust shall be made by the Trustees other than as provided by the express terms and provisions of the Liquidating Trust Agreement, and no assets held by the Trustees shall ever revert or be distributed to Petrie or to any Petrie shareholder, as such, other than a former Petrie shareholder entitled thereto as provided in the Liquidating Trust Agreement. Assets held in the Liquidating Trust shall be distributed to the beneficiaries of the Liquidating Trust at the time and under the conditions set forth in the express terms and provisions of the Liquidating Trust Agreement.

                    (b) It is intended that the assignment of the assets to the Trustees of the Liquidating Trust shall, subject to the terms and provisions of the Liquidating Trust Agreement, constitute a final liquidating distribution by Petrie to its shareholders of their pro rata interests in such assets, and Petrie's shareholders shall be the owners of the Liquidating Trust within the meaning of Sections 671 through 679 of the Code.

                    9. Abandonment of Plan. If the Exchange and the Disposition are not consummated within the Liquidation Period for any reason, Petrie's Board of Directors may, without further action by its shareholders, abandon all or part of the Plan.

                    10. Filing of Forms. The officers of Petrie are authorized and directed to execute and file United States Treasury Form 966 pursuant to Section 6043 of the Code within 30 days after the adoption of the Plan in accordance with Paragraph 1 hereof, and such other forms and reports as may be necessary to comply with the requirements of any foreign, state or local law, and such additional forms and reports with and to the Internal Revenue Service or other taxing authorities as may be necessary, desirable or appropriate in connection with the execution of the Plan.

                    11. Dissolution. Upon the consummation of the Exchange, the Disposition and the Liquidation, the Board of Directors shall execute and file a certificate of dissolution of Petrie in accordance with Sections 1003 and 1004 of the NYBCL. After dissolution, Petrie shall carry on no business except for the purpose of winding up its affairs in accordance with Article 10 of the NYBCL and the Liquidating Trust Agreement.

                    12.  Authorization to Board of Directors,
          Officers. Petrie's Board of Directors and officers are authorized to approve such changes to the terms of any of the transactions referred to herein, to interpret any of the provisions of the Plan, and to make, execute and deliver such other agreements, conveyances, assignments, transfers, certificates and other documents and take such other action as such Board of Directors and officers deem necessary or desirable in order to carry out the provisions of the Plan and effect the complete liquidation and dissolution of Petrie in accordance with Sections 368(a)(1)(c), 368(a)(2)(G) and 361(c) of the
          Code and Article 10 of the NYBCL.